Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256

E-mail: tpuzzo@puzzolaw.com

January 13, 2023

VIA EDGAR

Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Opti-Harvest, Inc.
Registration Statement on Form S-1
Filed August 31, 2022
File No. 333-267203

Ladies and Gentlemen:

On behalf of our client, Opti-Harvest, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated October 4, 2022, with respect to the above referenced Registration Statement on Form S-1.

The text of the Staff’s comments is set forth in bold italics below, followed in each case by the Company’s response. Please note that all references to page numbers in the responses refer to the page numbers of the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Trends - Market Conditions, page 41

1.	Please update your discussion of recent trends and market conditions as of a recent practicable date and include a discussion here and in the risk factors section of the enforcement action by the Division of Enforcement of the SEC against your chief executive officer.

Company response: The Company has updated its disclosure under the discussion of Recent Trends and Market Conditions heading on page 41. Additionally, on page 4, the Company has added a Recent Events section on page 4, summarizing recent changes at the Company, which includes a summary of Securities and Exchange Commission and Department of Justice litigation against Jonathan Destler, the resignation of Jonathan Destler as a director and officer of the Company, the appointment of Geoffrey Andersen as the Company’s new Chief Executive Officer, and the creation of a voting trust into which Mr. Destler has placed all of his shares of common stock and Series A Preferred Stock, under which Jeffrey Klausner, the sole member of the board of directors has voting control.

General

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission

January 13, 2023

Company response: The Company respectfully advises the Staff that there are no written communications, as defined in Rule 405 under the Securities Act, that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

Please contact the undersigned with any questions or comments.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo

Thomas E. Puzzo

cc:	Joseph Cascarano
Robert Littlepage
Priscilla Dao
Jeff Kauten
Securities and Exchange Commission

Geoffrey Andersen
Steven Handy
Opti-Harvest, Inc.

Andrew M. Tucker
Nelson Mullins Riley & Scarborough LLP